Notice to ASX/LSE Rio Tinto executive team change 12 February 2026 Isabelle Deschamps, Chief Legal, Governance & Corporate Affairs Officer, has decided to leave Rio Tinto during 2026, after five years in the role, to pursue new opportunities outside the company. Isabelle will remain in her role until at least mid‑2026 to ensure continuity while Rio Tinto undertakes a rigorous succession process. Rio Tinto Chief Executive Simon Trott said: “Since joining in 2021, Isabelle has helped lay the foundations for a stronger Rio Tinto, supporting future growth and reinforcing our commitment to doing mining the right way. I thank Isabelle for her ongoing contribution.” Isabelle Deschamps said: “It has been a privilege to serve Rio Tinto. I am proud of the progress we have made in strengthening governance, and supporting business development and key partnerships, as the business delivers against its strategy.” EXHIBIT 99.1

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com